Exhibit 99.1

VanceInfo Announces First Quarter 2012 Financial Results

Beijing, May 15, 2012 – VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial and Operating Highlights

•	Net revenues for the first quarter of 2012 increased to $86.1 million, up 50.0% from $57.4 million for the first quarter of 2011.

•	Net revenues from the Consulting and Solutions business increased to $9.8 million, up 109.1% over the same quarter last year.

•	Diluted earnings per share (“EPS”) and non-GAAP diluted EPS[1] were $0.08 and $0.16, respectively, for the first quarter of 2012.

•	Employees totaled 15,693, including 14,111 billable professionals, as of March 31, 2012.

“We are pleased to report a strong quarter with revenue growth exceeding our expectation,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “Demand remains healthy in both domestic and overseas markets. And we are beginning to see encouraging returns on our strategic investment in Consulting and Solutions capabilities, which has strengthened our client engagement model and further enhanced our competitive advantage. With continued growth opportunities ahead, we are confident in our ability to accomplish the financial and operational goals that we have laid out for 2012.”

First Quarter 2012 Financial Results

Due to the seasonal nature of its business, the Company presents its financial analysis on a year-over-year basis, comparing the first quarter of 2012 and the first quarter of 2011 as in the following paragraphs.

Net Revenues

Net revenues were $86.1 million in the first quarter of 2012, up 50.0% from $57.4 million for the first quarter of 2011. The increase in net revenues was primarily driven by the growing demand in both the Greater China (including mainland China, Hong Kong, Taiwan and Macau) and overseas markets.

[1]

Non-GAAP income from operations, net income, diluted EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets and land use right, and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying tables of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

Net Revenues by Service Lines

Beginning from the first quarter 2012, the Company reclassified its services into four broad sets: R&D Outsourcing Services, Consulting and Solutions Services, Application Management Services and Other Solutions & Services. R&D Outsourcing Services consist of the research & development service line and the globalization & localization service line. Consulting and Solutions Services consist of consulting, business intelligence, ERP implementation and industry-specific solutions. Application Management Services consist of application development and maintenance (“ADM”) and quality assurance and testing services. Other Solutions & Services consist of business process outsourcing (“BPO”) and system integration (“SI”) services.

Consistent with the Company’s growth strategy, net revenues from Consulting and Solutions Services grew 109.1% over the same period in 2011 and contributed 11.3% of total net revenues in the first quarter of 2012. Net revenues from Application Management Services accounted for 34.2% of total net revenues, increasing 58.2% compared to the first quarter of 2011. Net revenues from Other Solutions & Services increased to 3.9% of total net revenues in the first quarter of 2012, up 234.9% over the first quarter of 2011.

	Three Months Ended March 31, 2012		Three Months Ended March 31, 2011
	(in thousands of US$, except percentages)
R&D Outsourcing Services	43,479	50.6%	33,090	57.7%
Consulting and Solutions Services	9,760	11.3%	4,667	8.1%
Application Management Services	29,484	34.2%	18,640	32.5%
Other Solutions & Services	3,387	3.9%	1,011	1.7%
Total net revenues	86,110	100.0%	57,408	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, net revenues from clients headquartered in Greater China were $40.2 million, or 46.7% of total net revenues in the first quarter of 2012, followed by 35.2% from clients headquartered in the United States, 12.4% in Europe and 3.9% in Japan.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 67.0% of total net revenues in the first quarter of 2012, while the United States accounted for 25.6% in the same period.

Net Revenues by Industries

The Company classifies its clients into four broad industry segments: Telecommunications (“Telecom”), High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), and other industry segments including manufacturing, retail, distribution, travel and transportation and public services, etc. (“Others”).

	Three Months Ended March 31, 2012		Three Months Ended March 31, 2011
	(in thousands of US$, except percentages)
Telecom	31,183	36.2%	24,816	43.2%
High Tech	30,037	34.9%	18,970	33.0%
BFSI	13,876	16.1%	6,421	11.2%
Others	11,014	12.8%	7,201	12.6%
Total net revenues	86,110	100.0%	57,408	100.0%

Largest Clients

Revenues from the top five clients totaled $46.0 million or 53.5% of total net revenues in the first quarter of 2012, down from 56.1% in the first quarter of 2011. The decline in customer concentration reflected our continued efforts to diversify our customer base. Excluding top five clients, net revenues in the first quarter of 2012 grew 59.1% over the same period in 2011.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2012 was $27.0 million, an increase of 25.8% from $21.5 million in the first quarter of 2011. Gross margin was 31.4% in the first quarter of 2012, compared to 37.4% in the first quarter of 2011. Gross profit included $1.3 million and $1.2 million of government subsidies in the first quarter of 2012 and 2011, respectively. The lower gross margin in the first quarter of 2012 reflected the wage inflation in excess of billing rate increase as compared to the same period in 2011 as well as the near-term impact from our investment in the BFSI vertical and the Consulting and Solutions Services practice, which have been in the intensive build-up phase in the past three quarters.

Operating Expenses

Selling, general and administrative expenses totaled $24.3 million for the first quarter of 2012, up 54.5% from $15.8 million a year ago. The increase in selling, general and administrative expenses was primarily due to the investment in consulting oriented pre-sale activities and higher staff costs as compared to the first quarter of 2011.

Operating Income and Operating Margin

As a result of increased costs and expenses as described above, operating income in the first quarter of 2012 was $3.1 million, compared to $6.8 million in the first quarter of 2011. Non-GAAP operating income1 in the first quarter of 2012 was $6.7 million, compared to $8.9 million in the same period a year ago. Non-GAAP operating margin1 was 7.8% in the first quarter of 2012, compared to 15.6% in the first quarter of 2011.

Provision for Income Taxes

The provision for income taxes was $0.7 million in the first quarter of 2012, compared to $0.8 million in the first quarter of 2011. The effective income tax rate was 17.4%, compared to 10.7% in the same period of 2011. The higher effective income tax rate reflected expiration of tax holiday at one of our major operating subsidies in China.

Net Income and EPS

Net income in the first quarter of 2012 was $3.3 million, compared to $6.9 million in the first quarter of 2011. Non-GAAP net income1 was $6.9 million in the first quarter of 2012, compared to $9.1 million in the same period a year ago. Non-GAAP net margin1 was 8.0% in the first quarter of 2012, compared with 15.8% in the year-ago quarter.

For the first quarter of 2012, diluted EPS and Non-GAAP diluted EPS1 were $0.08 and $0.16, respectively, based on 43.9 million total ADS-equivalent average shares outstanding, compared with $0.15 and $0.20, respectively, for the first quarter of 2011.

The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”

Cash and Cash Flow

As of March 31, 2012, VanceInfo had cash and cash equivalents, restricted cash, term deposits and short-term investments totaling $95.7 million. Operating cash flow in the first quarter of 2012 was a net outflow of approximately $11.0 million, compared with a net outflow of $6.2 million in the first quarter of 2011. The operating cash flow reflected the seasonality and annual bonus pay-out to employees in the first quarter. Investing cash flow in the first quarter of 2012 included a $5.9 million capital expenditure in the construction of our new headquarters.

Days sales outstanding (“DSO”) was 132 days for the first quarter of 2012, compared with 115 days for the fourth quarter of 2011. DSO was 127 days for the trailing twelve months ended March 31, 2012, which is the same as the DSO for the trailing twelve months ended December 31, 2011.

DSO was calculated by dividing average accounts receivable, net of average deferred revenues, by the period’s gross revenues before business tax, and multiplying by the number of days in the corresponding period.

	Three Months Ended		Twelve Months Ended
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
	( in thousands of US$)
Gross revenues before business tax	88,155	90,127	320,048	290,583
Average deferred revenues	4,214	3,605	3,298	2,863

Note: Deferred revenues include advances from clients. Twelve-month average amounts are calculated based on the respective five quarter-end balances.

Outlook for the Second Quarter and Full Year 2012

For the second quarter of 2012, the Company expects:

•	Second quarter 2012 net revenues to be at least $91 million, representing at least 33% increase from the corresponding period in 2011.

•	Second quarter 2012 non-GAAP diluted EPS[1] to be between $0.19 and $0.20, based on 44.2 million total ADS-equivalent average shares outstanding.

For the full year of 2012:

•	The Company raised its guidance and expects 2012 net revenues to be at least $368 million, representing at least 30% increase from 2011.

•

The Company reaffirms its original 2012 non-GAAP diluted EPS[1] guidance of $0.86 to $0.92, representing an increase of 16.2% to 24.3% from 2011, based on 44.3 million total ADS-equivalent average shares outstanding. The non-GAAP diluted EPS guidance reflects the Company’s commitment to investing in and diversifying its business, the continued wage inflation environment in China and higher effective income tax rate in 2012.

•	The EPS outlook assumes an effective income tax rate of 14% to 16%.

Conference Call

The Company will host a corresponding conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on Tuesday, May 15, 2012 (8:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as below:

- U.S. Toll Free Dial-in Number: + 1.866.519.4004

- International Dial-in Number: +65.6723.9381

- Hong Kong Dial-in Number: +852.2475.0994

Passcode: 72161717

The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until May 23, 2012:

- U.S. Toll Free Dial-in Number: +1.866.214.5335

- International Dial-in Number: +61.2.8235.5000

Passcode: 72161717

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2010 revenues, according to International Data Corporation (IDC). This marks the fourth consecutive year that VanceInfo has been ranked number one by IDC in this category.

VanceInfo’s comprehensive range of IT services includes R&D Outsourcing Services, Consulting and Solutions Services, Application Management Services and Other Solutions & Services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Second Quarter and Full Year 2012” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of May 15, 2012, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: income from operations, net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and land use right, and change in fair value of contingent consideration payable for business acquisition. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and land use right, and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	83,256	96,170
Term deposits	—	5,000
Restricted cash	3,176	1,587
Held-to-maturity securities-current	9,307	9,401
Accounts receivable, net of allowance for doubtful accounts of $2,779 as of March 31, 2012 and $2,200 as of December 31, 2011, respectively	137,463	126,389
Other current assets	22,566	16,042

Total current assets	255,768	254,589
Property and equipment, net	36,170	36,580
Long-term investment	200	—
Goodwill and other intangible assets	76,986	67,807
Land use right	23,776	23,884
Other long-term assets	3,433	3,036

Total assets	396,333	385,896

Liabilities and equity
Current liabilities	63,050	66,438
Non-current liabilities	20,882	16,014

Total liabilities	83,932	82,452
Equity (a)	312,401	303,444

Total liabilities and equity	396,333	385,896

Note:

(a)	As of March 31, 2011, there were 44,714,963 ordinary shares issued and 42,320,390 ordinary shares outstanding, excluding 2,394,573 treasury stocks in the form of ADSs repurchased from the open market.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(US dollars in thousands, except per share data)

	Three months ended March 31,
	2012	2011
Net revenues	86,110	57,408
Cost of revenues (a)	(59,061)	(35,909)

Gross profit	27,049	21,499
Selling, general and administrative expenses (a)	(24,340)	(15,759)
Change in fair value of contingent consideration payable for business acquisition	(89)	89
Other operating income	502	952

Income from operations	3,122	6,781
Interest income, net	529	468
Exchange difference	363	15
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	—	514

Provision for income taxes	(698)	(832)

Income before earnings in equity method investment	3,316	6,946
Earnings(Loss) in equity method investment	16	(20)

Net income	3,332	6,926

Income attributable to VanceInfo Technologies Inc. shareholders	3,332	6,926

Earnings per share
Basic - ordinary shares	0.08	0.16
Diluted - ordinary shares	0.08	0.15
Net income	3,332	6,926
Other comprehensive income, net of tax	280	1,213

Comprehensive income	3,612	8,139

Comprehensive income attributable to VanceInfo Technologies Inc. Shareholders	3,612	8,139

Weighted average shares outstanding (in thousands)
Basic - ordinary shares	42,098	43,822
Diluted - ordinary shares	43,938	46,159

Note:

(a)	Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $3,069 and $2,148 for the three months ended March 31, 2012 and 2011, respectively.

Share-base compensation included in cost of revenues and selling, general and administrative expenses totaled $2,382 and $1,745 for the three months ended March 31, 2012 and 2011, respectively.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements of Cash Flow (Unaudited)

(US dollars in thousands)

	Three months ended March 31,
	2012	2011
Cash flows from operating activities:
Net income	3,332	6,926
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,382	1,745
Depreciation and amortization of property and equipment	1,956	1,654
Amortization of intangible assets	992	494
Amortization of land use right	121	—
Gain on foreign currency exchange forward contracts transfer to statements of operations	(233)	(9)
Loss (gain) on disposal of property and equipment	10	(3)
Allowance for doubtful accounts	611	54
Change in fair value of contingent consideration payable for acquisition	89	(89)
(Earnings) loss in equity method investment	(16)	20
Gain on remeasurement of fair value of noncontrolling equity investment in connection with business acquisition	—	(514)
Changes in operating assets and liabilities
Rental deposits and prepaid rentals	(103)	(49)
Accounts receivable	(10,922)	(10,228)
Prepaid expenses and other current assets	(1,032)	(893)
Deferred income tax assets-current	817	969
Deferred income tax assets-non current	—	(7)
Other long term asstes	(291)	—
Accounts payable	(1,642)	(439)
Deferred revenue	610	(263)
Accrued expenses and other payables	(6,670)	(5,272)
Income tax payable	(674)	(901)
Deferred income	(120)	713
Deferred income tax liability-non current	(187)	(92)

Net cash used in operating activities	(10,970)	(6,184)

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements of Cash Flow (Unaudited) - Continued

(US dollars in thousands)

	Three months ended March 31,
	2012	2011
Cash flows from investing activities
Purchase of property and equipment	(1,335)	(1,384)
Payment for construction in progress	(5,947)	—
Consideration paid for business acquisitions	(603)	(1,763)
Cash received upon maturity of term deposit	5,000	5,000
Purchase of term deposit	—	(5,000)
Restricted cash	(1,584)	—
Purchase of non-current investment - held-to-maturity	—	(6,079)
Purchase of current investment - held-to-maturity	—	(3,156)
Proceeds from maturity of investments - held-to-maturity	—	1,021
Proceeds from disposal of property and equipment	7	—

Net cash used in investing activities	(4,462)	(11,361)

Cash flows from financing activities
Proceeds from exercise of options	1,081	553
Proceeds from discounted nonvested shares granted	—	1,870
Payment for issuance costs of ordinary shares upon share offering in 2010	—	(52)
Consideration paid for business acquisitions	(91)	—
Proceeds of short-term bank loan	1,584	—

Net cash provided by financing activities	2,574	2,371

Effect of exchange rate changes on cash	(56)	337
Net decrease in cash and cash equivalents	(12,858)	(15,174)
Cash and cash equivalents, beginning of period	96,170	161,265

Cash and cash equivalents, end of period	83,256	146,428

VANCEINFO TECHNOLOGIES INC.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three Months Ended March 31, 2012				Three Months Ended March 31, 2011
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Income from operations	$3,122	$3,584	(a)	$6,706	$6,781	$2,150	(b)	$8,931
Operating margin	3.6%	4.2	%(a)	7.8%	11.8%	3.8	%(b)	15.6%
Net income	$3,332	$3,584	(a)	$6,916	$6,926	$2,150	(b)	$9,076
Net margin	3.9%	4.1	%(a)	8.0%	12.1%	3.7	%(b)	15.8%
Diluted EPS	$0.08	$0.08	(c)	$0.16	$0.15	$0.05	(c)	$0.20

Notes:

(a)	Adjustment to exclude acquisition related intangible assets amortization expense of $992, land use right amortization expense of $121, change in fair value of contingent consideration payable for business acquisition of $89 and share-based compensation of $2,382 from the unaudited condensed consolidated statements of operations.
(b)	Adjustment to exclude acquisition related intangible assets amortization expense of $494, change in fair value of contingent consideration payable for business acquisition of $(89) and share-based compensation of $1,745 from the unaudited condensed consolidated statements of operations.
(c)	Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.

Reconciliations of Forward-Looking Guidance for

Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data)

(Unaudited)

	Three Months Ending June 30, 2012						Year Ending December 31, 2012
	GAAP		Adjustments		Non-GAAP		GAAP		Adjustments		Non-GAAP
	Range of				Range of		Range of				Range of
							From	To			From	To
Diluted EPS (a)	0.10	0.11	0.09	(b)	0.19	0.20	0.54	0.60	0.32	(b)	0.86	0.92

Notes:

(a)	Based on 44.2 million and 44.3 million total ADS-equivalent average shares outstanding for the second quarter 2012 and full year 2012, respectively.
(b)	Reflects estimated adjustment for acquisition related intangible assets amortization expenses, land use right amortization expense and share-based compensation expenses of approximately $3.8 million for the second quarter 2012 and $14.1 million for the full year 2012.

For further information, please contact:

Sheryl Zhang

Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com